

December 17, 2010

Ms. Deanna H. Lund
Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4810 Eastgate Mall
San Diego, CA 92121

Re: **Kratos Defense & Security Solutions, Inc.**
              Form 10-K for Fiscal Year Ended December 27, 2009
              Filed March 11, 2010
              Definitive Proxy Statement
              Filed April 1, 2010
              Form 10-Q for Fiscal Quarter Ended September 26, 2010
              File No. 0-27231

Dear Ms. Lund:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2009

Business, page 4

1. Please expand your business discussion to fully address the requirements of Regulation S-K Item 101(c)(iv). We note that you disclose risks associated with failure to protect your intellectual property on page 24.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

2. On page 10 you discuss certain initiatives to improve operating margins. To the extent that these initiatives remain in effect, please supplement your Management's Discussion and Analysis of Financial Condition and Results of Operations section to describe the impact, both past and expected, on your revenues.

Critical Accounting Principles and Estimates, page 52

3. We note that goodwill accounted for approximately 46% of total assets at December 27, 2009. If you are at risk of failing step one of the goodwill impairment test for your reporting units, you should disclose the following information:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - Amount of goodwill allocated to the reporting unit;
   - Description of the methods and key assumptions used and how the key assumptions were determined;
   - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   Otherwise disclose, if true, in your critical accounting policies and estimates section of the MD&A, that none of your reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.

   For further guidance, refer to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Please provide us with the proposed disclosures you intend to include in your next Form 10-K to comply with this comment.

Note 1. Organization and Summary of Significant Accounting Policies, page 76

(r) Acquisitions, page 84

4. We note your disclosure that the transaction costs of acquisitions are allocated to the underlying net tangible and identifiable assets acquired. This policy appears inconsistent with the requirement that acquisition costs be expensed as incurred, as stated in FASB ASC

805-10-25-23. Please revise this policy and explain to us how you applied this guidance to your 2010 acquisitions.

Part III Incorporated by Reference from Definitive Proxy Statement

Executive Compensation, page 29

5. We note that you consider compensation packages afforded to comparable company executives in setting your own executive compensation levels. In your response letter, please indicate whether you benchmark – use compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision. If you do benchmark, identify all of the peer companies that are considered for purposes of this benchmarking exercise. For further information, please see Question 118.05 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

6. You disclose that the chief executive officer recommends to the compensation committee the compensation for the other named executive officers. To the extent that your chief executive officer remains so involved, please describe what aspects of performance or other factors he considers in reaching his recommendation for each of the named executive officers. In addition, please clarify whether the chief executive officer makes recommendations to the compensation committee regarding his own compensation. See Regulation S-K Item 402(b)(2)(xv).

7. With respect to annual cash bonuses awarded to each of the named executive officers, disclose material performance targets and any other material factors contributing to the award determinations. Your disclosure should explain material differences in award amounts to each named executive officer. If you believe that disclosure of any of these performance targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, confirm that you will disclose how difficult it would be for the company to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the target are not sufficient. In discussing how difficult it will be the company to achieve the performance target, you must provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at: www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for Fiscal Quarter Ended September 26, 2010

Note 6. Net Income (Loss) Per Common Share, page 13

8. Tell us how you considered your outstanding Series B Convertible Preferred Stock in your calculation of earnings per common share. In this regard, we note your statement, appearing on page 112 of your Form 10-K for the year ended December 27, 2009, that your preferred stock was considered a participating security for purposes of computing basic earnings per share.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or John Zitko, Staff Attorney, at 202-551-3399, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director